FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 13, 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Output Statement and Update dated 13 November, 2003




13 November 2003

BRITISH ENERGY plc

OCTOBER OUTPUT STATEMENT AND UPDATE ON SIZEWELL B AND HEYSHAM 1 OUTAGES

A summary of net output from all of British Energy's power stations in October is given in the table below, together with comparative data for the previous financial year:



                                        2002/03                                  2003/04
                             October            Year to Date           October          Year to Date
                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)
UK - Nuclear             4.72        66       35.05       71       4.61       65       37.87      77
UK - Coal                0.78        54        2.15       22       0.88       61       3.12       31
AmerGen                  1.47        80       11.14       88       1.50       81       12.12      95
(50% owned)


UK - Nuclear

Planned Outages

- A statutory outage was completed at Hinkley Point B and another started at Sizewell B.
-       A refuelling outage was carried out on one reactor at Dungeness B.
- Low load refuelling was carried out on one reactor each at Hinkley Point B, Hunterston B and Torness.

Unplanned Outages

-       Sizewell B is expected to return to service in mid November .
- Both units at Heysham 1 were shut down on 28 October following the failure of a seawater cooling pipe. Based on the inspection programme, which is still continuing, and the scope of the work identified to date, it is now expected that both reactors will return to service towards the end of November.
- It is now estimated that the combined gross loss of output caused by the Sizewell B and Heysham 1 outages will be between 1.1 and 1.4 TWh, compared to the previously stated estimate of 0.8TWh.
- An outage was completed on one unit at Torness and Hinkley Point B to carry out boiler inspections and repairs.
- An outage was completed on one unit at Heysham 2 following a feed pump trip to carry out inspections and repairs.

2003/04 UK Nuclear Output

At the outset of the year, the Company's forecast for total UK nuclear output for the current financial year was approximately 67 TWh after establishing a reserve for unplanned outages of approximately 5 TWh. Based on outages to date and the Company's current expectations as to the return to service of Sizewell B and Heysham 1, the remaining reserve for unplanned outages is approximately 2 TWh.

AmerGen

Planned Outage

-       A planned outage started at Three-Mile Island Unit 1 in October

Update on impact of Sizewell B and Heysham 1 Outages

The delayed return of Sizewell B and Heysham 1 will have a further adverse impact on the Group's cash position, although the profit and loss impact will be less to the extent of savings on unburnt fuel. These and the other factors described in the Company's announcement on 31 October 2003 continue to put pressure on British Energy's liquid resources, which the Company has been addressing and will continue to work to address. Please refer to the announcement of 1 October 2003 for a more detailed discussion of the terms, conditions and risks of the proposed restructuring.

CONTACTS
Andrew Dowler              020 7831 3113                   (Media Enquiries)
Paul Heward                01355 262 201                   (Investor Relations)

Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 13, 2003                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations